U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Irene Barberena-Meissner, Esq.

Re:                             Hawaiian Electric Industries, Inc.

Registration Statement on Form S-3

File No. 333-234591

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, Hawaiian Electric Industries, Inc. (the “Company”) respectfully requests that the effective date for the above captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on November 19, 2019, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, please contact Lucy Schlauch Stark at (303) 295-8000.

/s/ Kurt K. Murao
Kurt K. Murao
Vice President — Legal & Administration and Corporate Secretary
Hawaiian Electric Industries, Inc.

cc: Lucy Schlauch Stark, Esq.